Exhibit 99.1

News Release

PNI Digital Media Integrates Walgreens QuickPrints API

Addition Provides Customers with Access to More than 8,000 Walgreens Locations
Through the PNI Digital Media Platform

VANCOUVER, BC – September 20, 2013 - PNI Digital Media (TSX: PN)(OTCBB: PNDMF), (“PNI” or the “Company”), the leading innovator in online, mobile and in-store digital media solutions for retailers, has integrated the Walgreens QuickPrints Photo API technology to the PNI Platform via the PNI Photo Services API.  As a result, apps and solutions, along with apps and products from third parties subscribed to the PNI platform, can directly submit photo prints and products to more than 8,000 Walgreens locations nationwide, often ready for pick up in as little as one hour. PNI expects to launch its first project that includes the Walgreens QuickPrints Photo API solution this October.

“We’re excited to align our PNI Platform to Walgreens photo operations nationwide”, said Kyle Hall, Chief Executive Officer of PNI Digital Media.  “The PNI platform now reaches more than 30,000 retail locations, successfully driving millions of transactions for our retail partners.  We look forward to working with Walgreens and their photo business.”

About PNI Digital Media
PNI Digital Media operates the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, desktop software or mobile phones, with retailers that have on-demand manufacturing capabilities for the production of personalized products such as photos, photo books, photo calendars, business cards and stationery. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide.

Further information on our company can be found at www.pnimedia.com.

For Press Please Contact:

James Binckly TMX Equicom Group (416) 815-0700 x228 ir@pnimedia.com	Cameron Lawrence PNI Digital Media Inc. (604) 893-8955 x229 ir@pnimedia.com

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PNI Digital Media’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml. The information contained herein is subject to change without notice. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

News Release

The TSX has neither approved nor disapproved the information contained in this release. PNI Digital Media relies upon litigation protection for "forward-looking" statements.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

PNI Digital Media is a registered trademark of PNI Digital Media Inc.  All other trademarks are copyright of their respective owners.